Exhibit 99.2

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES 29% REVENUE INCREASE
AND $1.1M NET PROFIT IN Q2-2007

Rehovot, Israel, – August 1, 2007 – Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its results for the second quarter of 2007.

Total revenues increased 29% to $14.8 million, compared to $11.4 million reported for the second quarter of 2006. Revenues increased 11% sequentially compared to $13.4 million reported for the first quarter of 2007.

Gross margin for the second quarter of 2007 was 46% compared with 43% for the second quarter of 2006 and 44% for the first quarter of 2007.

Total operating expenses were $5.9 million for the second quarter of 2007, compared with $5.4 million in the second quarter of 2006, and $6.6 million in the first quarter of 2007.

Net profit for the second quarter of 2007 was $1.1 million, $0.06 basic profit per share and $0.05 diluted profit per share, compared with a net loss of $0.4 million, or $0.02 per share, for the second quarter of 2006, and compared with a net loss of $0.6 million, or $0.04 per share, for the first quarter of 2007. The second quarter net results included $0.4 million of share based compensation expenses and amortization of intangible assets.

Cash reserves at the end of the second quarter of 2007 were $20.4 million, a decrease of $0.7 million compared to the end of first quarter of 2007. This decrease is related to final payments of intelectual property litigation costs which were settled back in April this year.

“We are pleased to report that, within 12 months of the management reorganization, our initiatives have resulted in significant revenue growth and a long-awaited return to profitability,” said Gabi Seligsohn, President and CEO. “In addition to continued market share gains and penetration of new market segments, the impact of our cost reduction programs, and the contribution of high-margin software sales have also helped us achieve this goal. We have succeeded in significantly lowering our breakeven point, and will contiune to focus on profitability going forward.”

The Company will host a conference call today, August 1, 2007, at 10:00am EST. To participate please dial in the U.S: 1-866-860-9642; UK: 0-800-032-3367; or internationally: +972-3-918-0687 at least 5 minutes before the start of the call. A recording of the call will be avialble on Nova’s website, within 24 hours following the end of the call.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to: our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products and risks related to our operations in Israel.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on May 11, 2007.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Q2-2007	Q1-2007	Q2-2006

REVENUES
Product sales	12,128	10,443	9,141
Services	2,682	2,924	2,302

	14,810	13,367	11,443

COST OF REVENUES
Product sales	5,522	4,868	4,335
Services	2,547	2,666	2,160

	8,069	7,534	6,495

GROSS PROFIT	6,741	5,833	4,948

OPERATING EXPENSES
Research & Development expenses, net	2,203	2,333	2,010
Sales & Marketing expenses	2,528	2,198	2,043
General & Administration expenses	1,159	2,112	1,382

	5,890	6,643	5,435

OPERATING PROFIT (LOSS)	851	(810)	(487)

INTEREST INCOME, NET	220	169	128

NET PROFIT (LOSS)	1,071	(641)	(359)

Basic profit (loss) per share	0.06	(0.04)	(0.02)

Diluted profit (loss) per share	0.05	(0.04)	(0.02)

Shares used for calculation of basic profit (loss) per share	18,904	17,239	15,481

Shares used for calculation of diluted profit (loss) per share	19,652	17,239	15,481

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six-months ended
	June 30, 2007	June 30, 2006

REVENUES
Product sales	22,571	16,938
Services	5,606	4,787

	28,177	21,725

COST OF REVENUES
Product sales	10,390	7,991
Services	5,213	4,017

	15,603	12,008

GROSS PROFIT	12,574	9,717

OPERATING EXPENSES
Research & Development expenses, net	4,536	4,307
Sales & Marketing expenses	4,726	3,715
General & Administrative expenses	3,271	2,430

	12,533	10,452

OPERATING PROFIT (LOSS)	41	(735)

INTEREST INCOME, NET	389	335

NET PROFIT (LOSS)	430	(400)

Basic profit (loss) per share	0.02	(0.03)

Diluted profit (loss) per share	0.02	(0.03)

Shares used for calculation of basic profit (loss) per share	18,072	15,475

Shares used for calculation of diluted profit (loss) per share	18,784	15,475

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of June 30,	As of December 31,
	2007	2006

CURRENT ASSETS
Cash and cash equivalents	6,254	4,176
Short-term interest-bearing bank deposits	117	466
Short-term investments	7,177	2,400
Held to maturity securities	2,662	3,265
Trade accounts receivable	8,729	10,252
Inventories	9,055	8,968
Other current assets	2,070	1,917

	36,064	31,444

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	2,167	3,172
Held to maturity securities	1,979	1,704
Other Long-term assets	164	222
Severance pay funds	2,156	2,249

	6,466	7,347

FIXED ASSETS, NET	2,886	2,601

INTANGIBLE ASSETS, NET	2,811	3,027

Total assets	48,227	44,419

CURRENT LIABILITIES
Trade accounts payable	5,094	6,424
Deferred income	1,752	3,048
Other current liabilities	6,358	6,099

	13,204	15,571

LONG-TERM LIABILITIES
Liability for employee severance pay	3,081	3,224
Deferred income	990	979
Other long-term liability	70	70

	4,141	4,273

SHAREHOLDERS' EQUITY	30,882	24,575

Total liabilities and shareholders' equity	48,227	44,419